 Filed by
GTECH S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
Filer’s SEC File No.: 333-146050
Date: August 1, 2014
The following is a copy of the transcript of the GTECH S.p.A. first-half results ended June 30th, 2014 conference call, as originally published by Thomson Reuters on July, 31, 2014

JULY 31, 2014 / 4:15PM, GTK.MI - Q2 2014 Gtech SpA Earnings Conference Call

CORPORATE  PARTICIPANTS

Marco Sala GTECH SpA - CEO
Alberto Fornaro GTECH SpA - CFO

CONFERENCE  CALL  PARTICIPANTS

Fabio Pavan Mediobanca - Analyst
Vaughan Lewis Morgan Stanley - Analyst
Andrea Randone Intermonte - Analyst
Richard Stuber Nomura - Analyst

PRESENTATION

Operator

Good day and welcome to the GTECH 2014 first-half results ended June 30th 2014 conference call. Today's conference is being recorded.

At this time I'd like to turn the conference over to your host today, Mr. Marco Sala, CEO. Please go ahead sir.

Marco Sala - GTECH SpA - CEO

Good evening and welcome to GTECH'S second quarter and half-year earnings conference call. Joining me today is our CFO, Alberto Fornaro. I'd like to begin with some insight into our performance in the second quarter and the first-half of the year and conclude with some comments about our recently announced acquisition of IGT.

Looking at our performance, we achieved solid results in the second quarter in spite of difficult comparisons with the similar quarter last year. No doubt, we appreciate that the Canadian replacement cycle for VLTs along with some jackpot activity added significant impact on our results in the second quarter of 2013, neither of which were present during the second quarter this year.

Regardless of those impacts, we were able to achieve results that were generable comparable to the similar quarter last year and as importantly, when normalized for the impact of the Canadian product sales, our underlining business achieved good year-over-year growth.

We were able to recover with additional lottery equipment sales in Americas, contract improvements in the international region and a good performance of the lotto game in Italy. From the strategic perspective, there were some important developments.

We continued to make steady progress in entering the Greek gaming market through an enlargement of our relationship with OPAP. Adding to our recently launched interactive sports betting platform, we were chosen as the provider of the central monitoring system for the new VLT program that is planned to launch by year-end.

RFP for machines is expected shortly. We believe that we are well-positioned to successfully compete in that procurement as well.

In the Americas, we were the successful bidder to provide the online system in Tennessee where we have been the incumbent provider since the beginning of that lottery and we signed an extension in West Virginia.

Work is progressing  towards the October launch of a national premium game in the United States that will be known as the Monopoly Millionaires Club. We expect it will create some new interest and excitement that will help sustain and grow same-store sales in the fourth quarter.

JULY 31, 2014 / 4:15PM, GTK.MI - Q2 2014 Gtech SpA Earnings Conference Call

Our Lottery Management Services agreements are in full operation.  Indiana and New Jersey are performing largely in line with our expectations. Illinois continues to produce good growth and improve the returns for the state, but we continue to have differences of opinion as to the implementation of growth measures that were anticipated in our original proposal.

We are confident that the adjustment process will eventually provide us some relief. By nature, it is an adversarial process, but we are trying to resolve matter in a responsible manner.

As we hoped, our operator activities are proceeding on course. We are making steady progress toward solidifying our leadership in this aspect of the lottery business. Once the election season is over in the US, we expect to see renewed interest as other states explore the opportunity of private management.

Turning now to Italy; I noted earlier that the lotto game is enjoying a good growth trend. We are very encouraged by the recent innovation of a new game, Numero Oro, that is a special feature of 10eLotto. Its performance during the last month is exceeding our expectations.

The lotto category was in need of some innovation to generate growth and the new game seems to be providing it. We are also expecting  to generate same -- some growth in the scratch & win category in the second half of the year with some new game introductions and their promotional activities.

Overall, we are pleased with the result in Italy. We were -- we are maintaining our market leadership in spite of a difficult economic situation. And the recent development is notable because of -- because our lack of success should be viewed as a good outcome.

Turkey began its privatization  process for the sale of its lottery. Upon opening the bids, we learn that they were well beyond our estimation of value, and accordingly, we withdrew from the process. Hopefully, you will appreciate this decision as another demonstration of our discipline in these matters.

Now I'd like to offer some brief comments on the IGT transaction.  As you are probably aware, we entered into a merger agreement with IGT [from] approximately $6.4 billion in cash and stock. We believe that it will be transformational for GTECH and the gaming industry.

Once this transaction is concluded, we will have created the world's leading end-to-end gaming company with the capability to take advantage of the opportunities created by the convergence in the gaming industry. Simply, we will have scale in an industry where scale matters.

In addition, we will have the most diversified product portfolio in the gaming industry with an unmatched global footprint, and we will also enter the social gaming space in a substantial way through IGT's industry-leading DoubleDown social casino.

We firmly believe that it is an investment that makes sense for both sides and will provide solid returns over time. I'm sure you are aware that we recently had an announcement and conference call devoted to the acquisition.

As you would suspect, planning has begun, but there are no new material updates to be provided. And I should point out that there are numerous restrictions on comments and disclosures during this pre-closing period that we are obviously going to respect.

So we will not be entertaining any questions on the acquisition during this call. We will provide updates when and if they are material -- there are material developments to report on in the future. In addition, I hope you will also appreciate that we would not comment on the result of other companies including IGT.

Now, we are also pleased with the acquisition and look forward to its closing.

Finally, I'd like to conclude with a few words about our guidance. We have had a solid first-half of 2014. Our expectation is that we will build on that foundation in the second half. We look forward to a number of positive developments such as the new national premium game in the US, continued expansion in UK, and the new lotto and scratch & win games in Italy.

JULY 31, 2014 / 4:15PM, GTK.MI - Q2 2014 Gtech SpA Earnings Conference Call

And we have made very good progress and are on track to deliver the synergies to which we were committed, all of which give us confidence that we will achieve our full-year guidance.

Now I'd like to turn the call over to Alberto for his review of our performance after which we will take questions.

Alberto Fornaro - GTECH SpA - CFO

Thank you Marco. We had a good second quarter. Revenues were up 1% in Italy and on a constant currency basis revenues were stable in the Americas despite unfavorable year over year jackpot activity.

When we compare the financials to the prior year, please note that the Canadian VLT replacement cycle had EUR31 million impact on the second quarter revenues which includes an FX impact of EUR2 million and EUR14 million on operating income.

For the first half of this year, the negative impact on 2014 versus 2013 is EUR65 million of revenues  and EUR31 million on operating income. That being said, our financials were in line with our expectation.

Now let's take a look at slide 7 which show consolidated results for the quarter. Consolidated revenues were EUR751 million versus EUR762 million last year. At constant currency, revenue would have been EUR768 million.

Consolidated second quarter EBITDA was EUR267 million compared to EUR273 million in the prior year. At constant currency EBITDA was comparable with last year at EUR270 million. Operating income was EUR156 million versus EUR161 million last year.

As you know, US dollar currency fluctuation had a limited impact at the operating income level in that revenues are mostly matched by cost denominated in the same currency.

We incurred EUR3 million of restructuring  expenses in the quarter as planned.  Our performance was strong despite the lower contribution of Canadian gaming product sales which was partially offset by higher lottery product sales and approximately EUR11 million in cost savings from the two-year synergy plan announced in March of this year and green ticket initiatives in Italy.

Year to date, the synergies are -- and related cost reduction programs account for EUR20 million with an additional EUR6 million in other cost savings. Net income attributable to Owners was EUR61 million. Diluted earning per share was EUR0.35 versus EUR0.39 last year.

Net financial position in the quarter was EUR2.53 billion at a EUR55 million improvement over the EUR2.58 billion at the end of March. We will look at cash flow and NFP in more detail later.

Now let's start on to the P&L. Reported figures reflect an average dollar-euro foreign exchange of $1.37 compared to $1.31 in the second quarter of 2013. Service revenue in the second quarter were up slightly to EUR682 million. At constant currency service revenues were up 2%.

Lower jackpot activity, higher cost reimbursement from Lottery Management  Services agreement, and unfavorable product sales comparison triggered a slight change in the revenue mix which is reflected in the EUR157 million operating income at constant currency.

Looking at the Americas on slide 9, when excluding the multi-state games which had a record $590 million Powerball jackpot in the second quarter of last year, same-store revenues were up approximately 3%. Instant ticket sale were particularly strong in Indiana, California, Virginia, and Arizona.

Higher revenues from Lottery Management Services agreement in New Jersey and Indiana offset most of the impact of foreign exchange.

On the product sales side, higher lottery product sales, in North America, VLT sales offset nearly three-quarters of the year-over-year variance in Canadian product sales.

JULY 31, 2014 / 4:15PM, GTK.MI - Q2 2014 Gtech SpA Earnings Conference Call

I would note that we have experienced a good cash collection performance with respect to our Illinois  VLT sales since the market started. This positive  track record as well as some anticipated repayment by our customers has led us to recognize Illinois sales upon acceptance rather than our prior practice of doing -- of only doing so when the cash was collected.

The combined effect benefited the second quarter of 2014 by EUR4 million. Americas operating income was lower primarily due to the reason stated earlier. During the quarter, we launched SPHINX 3D, our newest premium recurring revenue product in North America.

SPHINX 3D has enjoyed impressive results. We anticipate placements in excess of 600 units by the end of the calendar year. In Illinois, where Northstar continues discussion with the Lottery, as of June 30, 2014, Northstar estimates its combined net shortfall payment obligation to the state to be approximately $82 million.

The economic impact of such potential liability will be absorbed over the remaining contract term. International same-store revenues were up 1.1% driven by strong performance in Eastern Europe and despite an unfavorable  comparison in the EuroMillions jackpot activity. Total revenues from international were at EUR76 million versus EUR80 million last year.

Revenue were mainly impacted by change in contract terms with a European customer which lowered revenues, yet increased profits; a lower number of billable hours with a European customer, as well as by foreign exchange. Operating income was in line with prior year at EUR12 million.

Moving to Italy, lottery wagers were in line with the same period of last year, with softer scratch & win sales partially  offset by lotto growth of 2% triggered by continuous product innovation and despite a lower late number contribution. Machine gaming wagers were still weak, although revenue-wise we saw sign of stabilization with total revenue of EUR141 million.

Sports betting continued to benefit from virtual betting take-up and also from the FIFA World Cup. All in all, total revenues in our Italian segment were EUR425 million, up from EUR421 million last year. Operating income grew to EUR143 million from EUR140 million last year.

The EUR12 million higher lottery operating income is mostly attributable to a different timing of marketing expense compared to the second quarter of 2013, as well as the cost-saving initiative I just mentioned. The machine gaming decline in operating income is entirely attributable to the positive one-off of EUR10 million that occurred in the second quarter of last year.

The sports betting EUR3 million decline is the combined effect of higher fixed cost due to the retail base expansion that has been completed  at the end of the second quarter, the increased incidence of land-based sales, and marketing costs related to the FIFA World Cup.

Finally, interactive benefited from cost streamlining due to the exit for our -- from our television project and the timing of marketing expenses. For the six months period, revenues were EUR1.53 billion compared to EUR1.56 billion last year. As noted, the Canadian replacement cycle impacted for EUR65 million.

EBITDA was EUR563 million compared to EUR573 million. Operating income was EUR337 million versus EUR353 million last year. This figure includes EUR3 million additional  restructuring  expenses compared to the first half of 2013.

Net income attributable to owners  was EUR136 million compared to EUR142 million prior year.  Year to date EPS was EUR0.78 compared to EUR0.82 in the first six months of last year.

On slide 13, below EBITDA, we incurred EUR6 million of restructuring cost to date versus EUR3 million last year. Interest expense was in line with last year at EUR80 million and the tax rate was stable at approximately 41%.

Cash from operation of EUR460 million provide the capacity to fund the majority of CapEx, interest and dividend, and minority payments.

JULY 31, 2014 / 4:15PM, GTK.MI - Q2 2014 Gtech SpA Earnings Conference Call

CapEx of EUR121 million includes the previously reported investment in Probability plc, as well as investment in the Americas lotteries, Italy's gaming and lottery product line. As a reminder, NFP at the end of June reflects the EUR72 million buyout of UniCredit's stake in scratch and win.

We continue feeling very positive about the underlying trend in NFP and we anticipate that excluding the acquisition cost related to IGT, the guidance initially provided of EUR2.47 billion to EUR2.53 billion is comfortably within reach.

Now, I would like to open up the lines for Q&A after which we will hear closing statements from Marco.

QUESTIONS  AND  ANSWERS

Operator

Thank you. (Operator Instructions) Fabio Pavan, Mediobanca.

Fabio Pavan - Mediobanca - Analyst

I have two questions. The first one relates the Italian business. Could you update us on the performance for the month of July?

The second question relate to the Turkish bid. I was wondering if you have some update to share with us.

Marco Sala - GTECH SpA - CEO

But regarding the Italian business in July, the most remarkable observation I want to make regards lotteries  because as I anticipated in my script, the innovation on lotto is providing a very good result in the first full month, that is July, and I can anticipate that we are talking about mid-teen increase versus the same period of last year.

So it's very promising as always. We have to understand how the product will stabilize over the next month, but the beginning is very promising.

Regarding the rest of the portfolio, the projection is similar to what we have experienced in the third quarter.  Yes, sports betting by the way is doing well because it's benefiting from the World Cup.

Regarding Turkey, I mean, it's clear I cannot elaborate very much also because I'm restricted from saying how much was our bid. The only thing that I can say is that at that level we were not interested in bidding at all because we didn't consider the returns appropriate for our investment.

Operator

(Operator Instructions) Vaughan Lewis, Morgan Stanley.

Vaughan Lewis - Morgan Stanley - Analyst

The first one is just on the full-year guidance. Can we assume that the revenue guidance is being reduced or are we expecting a big turnaround in revenue growth in the second half?

And on EBITDA, it was down 2% in the first half and to hit the midpoint of guidance it needs to be up about 5% in the second  half. Is there  anything funny in the [comps] that makes you -- that gives you confidence that you can hit that, or is there any other big change in trends that would mean that you are very confident in that big turnaround in growth trend?

JULY 31, 2014 / 4:15PM, GTK.MI - Q2 2014 Gtech SpA Earnings Conference Call

And then secondly on Illinois, is the $82 million shortfall payment, is that just for the year to June 2014, and can you remind us what you've already paid in shortfall  payments and just a broad picture on this contract, what's gone wrong, why the payment is so big? And are you still confident that you'll make any return on this contract?

Alberto Fornaro - GTECH SpA - CFO

Okay, regarding your first question, regarding the EBITDA. You have noticed that we are below in the first half. However, we are confident  to reach the full-year guidance because as you probably remember, in the third quarter we had last year the impact of EUR30 million coming from the AWP settlement.

So when we look at the underlying level of our EBITDA for this year we think that by the end of third quarter, and surely by the end of the year, the result will be better than what we get -- what we got last year. And therefore, regarding the overall guidance we have maintained the guidance that we have provided to you in March.

And I think I have answered, and if not you want more information I can provide, but I think I answered your question.

Regarding Illinois, let me tell you what is happening. What we have in terms of total liability is basically the cumulative liability that is related to the period that ends at the end of June 30, 2014. So that is the total.

Regarding payment we should be slightly above  EUR60 million at the moment that we have already paid. We have not paid obviously yet the penalty related to the last period that was the ending -- at the end of June.

Regarding Illinois, we are working with the lottery and trying to have a more cooperative approach because there has been several disagreements that are related to the interpretation of the accounting, as well as related to what kind of gains, compared to the original plan, that we can implement.

We will continue to work [cooperatively] with them even though obviously it's not the ideal situation to achieve the aggressive goal that we set at the beginning.

Vaughan Lewis - Morgan Stanley - Analyst

Sorry, just to come back on the first one, are you still sticking with the revenue guidance that you gave, or should we assume that that's a bit lower now? And then --

Alberto Fornaro - GTECH SpA - CFO

No, we're still -- we were still assuming that guidance, also in the light of the positive development in July in Italy.

Vaughan Lewis - Morgan Stanley - Analyst

And then on Illinois, presuming you pay the $82 million this year, then what are the cumulative payments to date? And are you still confident that you'll get to positive in that contract at some point in the future?

Alberto Fornaro - GTECH SpA - CFO

Today, the total payment, again, should be in the slightly above $60 million conditional to the fact that we can have a cooperative approach with the lottery, we are still confident at implementing our plan, we can deliver substantial increase in the level on net income for the lottery.

JULY 31, 2014 / 4:15PM, GTK.MI - Q2 2014 Gtech SpA Earnings Conference Call

Operator

(Operator Instructions) Andrea Randone, Intermonte.

Andrea Randone - Intermonte - Analyst

Thank you. And just a quick question remaining on Italy and in particular about machine gaming. Just a clarification; you mentioned a nonrecurring impact, but I don't remember if it was in the first or second quarter. Because -- I'm asking this question because other companies are talking about refunding by the state, but I really -- it's something not really clear for me, for this reason I'm asking the question.

Alberto Fornaro - GTECH SpA - CFO

Andrea, if you remember, last year we talked about an year over year one-off positive for EUR5 million which was really the combination of two items. One item was positively impacting the second quarter of last year, and it was an [over accrual] of a penalty for EUR10 million.
This year we don't have it, and it's explaining most of the reduction in the gaming machine profitability for this year.

Andrea Randone - Intermonte - Analyst

Thank you Alberto. Thank you very much.

Operator

Richard Stuber, Nomura.

Richard Stuber - Nomura - Analyst

Just three quick questions if I may. The first one, going back to Vaughan's point on the Illinois contract, what -- if you're paying -- if you pay $60 million so far are your -- is your expectations for a further shortfall  this year? And if so what that shortfall may be?

The second question is in terms of the World Cup impact on H2. You said you made in Italy EUR14 million, that sports betting was EUR8 million higher largely due to the World Cup in the first-half, what it would have been in the second-half?

And the third question is could you quantify the impact of the Greek VLT central systems contract please?

Marco Sala - GTECH SpA - CEO

Richard, I think that regarding Illinois it's very difficult to predict what is going to happen next year, again, because there is a disagreement  on the games that we can introduce. I repeat, until now the payment  has been $60 million,  and the overall liability that we have is of $82 million. So that's for what is related to Illinois.

Regarding the World Cup impact, I can do that by telling you that in July [wagers] are up, including virtual betting 65%. And that's it. Of course, you have to consider that starting from August we will get back to normality.

JULY 31, 2014 / 4:15PM, GTK.MI - Q2 2014 Gtech SpA Earnings Conference Call

Richard Stuber - Nomura - Analyst

And just a follow-up question on the Greek VLT contract, the central systems, if you could quantify that that'd be great.

Marco Sala - GTECH SpA - CEO

Okay, regarding  the Greek VLT, it's a combination of service and product sales. So overall  it's around EUR18 million -- we estimate around EUR18 million in the first three years.

Richard Stuber - Nomura - Analyst

That's great. Thank you very much.

Operator

As there are no further questions in the queue, that will conclude today's question-and-answer session. I would now like to turn the call back to
Mr. Marco  Sala, CEO, for any additional or closing remarks.

Marco Sala - GTECH SpA - CEO

Thank you very much. We are pleased with the first-half results and are confident that plans and activities we have for the second half will ensure that we will achieve our guidance.

Clearly, we are beginning a new chapter in the history of GTECH. The IGT acquisition will make us a truly complete gaming company.

For our customers, there are significant advantages. In essence, we will become a one-stop  shop, a single point of accountability for all their needs, whether they are government-sponsored  programs of a commercial operator, no matter where they are in the world, we will be able to provide best-in-class products and services for any channel or market segments they choose to enter.

We think that will make for a very powerful and compelling offering. Thank you for joining us. And enjoy the remainder of the summer.

Operator

That will conclude today's conference call. Thank you for your participation. Ladies and gentlemen,  you may now disconnect.

Cautionary Statement Regarding Forward Looking Statements
This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221
Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution
IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:
Robert K. Vincent
GTECH S.p.A.
Corporate Communications
T: (401) 392 7452

Simone Cantagallo
GTECH S.p.A.
Media Communications
T. (+39) 06 51899030